Exhibit 12.1

The J. M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars)

July 31, 2015
Three Months Ended
Earnings before fixed charges:
Income before income taxes	$222.8
Total fixed charges	50.5
Less: capitalized interest	(0.4)

Earnings available for fixed charges	$272.9
Fixed charges:
Interest and other debt expense, net of capitalized interest	$44.8
Capitalized interest	0.4
Estimated interest portion of rent expense (A)	5.3

Total fixed charges	$50.5
Ratio of earnings to fixed charges	5.4

(A)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.